

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Daniel Okelo
Chief Executive Officer
Privacy & Value Inc.
2261 Rosanna Street
Las Vegas, Nevada 89117

> **Re: Privacy & Value Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2021**
> **Filed September 10, 2021**
> **File No. 333-256885**

Dear Mr. Okelo:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Technology